UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Effective December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). On December 21, 2020, we closed a Shares Exchange Agreement with FLH, which operated its China subsidiaries, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan Digital”), Beijing Heyang International Travel Service Co., Ltd. (“Beijing Heyang”) and Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. (“FCEC”) through a variable interest structure (“VIE”). As a result of the FLH’s China subsidiaries restructuring, we no longer operate those entities through a VIE structure and are now the indirect sole shareholder of JX Hainan Digital and Beijing Heyang. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

The reorganization was approved by the unanimous consent of our Board of Directors and the affirmative vote of the holders of approximately 60.4% of our total issued and outstanding capital stock. We received legal opinion issued by Yuan Tai Law Firm in connection with the reorganization. Following the reorganization, our corporate structure is now as follows:

On December 17, 2021, we release the press release furnished herewith as Exhibit 99.1

On December 15, 2021, Yu Chuan Bin resigned from his position as independent director of the Company.

Effective December 16, 2021, our board of directors filled the vacancy on our board of directors by appointing Mr. He Long Hai, to serve as members of the board:

Mr. He Long Hai, age 42, has over 20 years of experience in management. He has served as manager and chief inspector of Xstep China Co., Ltd. from 2002-2010. From 2010-2015, he served as General Manager for Hang Zhou Zhuan Ji Commerce Co., Ltd, and from 2015 to present, he served as General Manager for Guang Dong Sun lin Xiu Shen Shen Tai Technology Co., Ltd.

Applying the definition of independence set forth in Rule 5605(a)(2) of The Nasdaq Stock Market, Inc., we believe that Mr. Mr. He is an “independent director.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

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